Exhibit 99.2

Annual General Meeting of Shareholders of Itamar Medical Ltd.

Date: August 19, 2020

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

	For	Against	Abstain
1. To reelect the following directors until the next Annual general meeting of the Company			
1.1 Mr. Giora Yaron	☐	☐	☐
1.2 Mr. Ilan Biran	☐	☐	☐
1.3 Mr. Jonathan Kolber	☐	☐	☐
1.4 Mr. Sami Totah	☐	☐	☐
1.5 Mr. Christopher M. Cleary	☐	☐	☐
2. To approve a modification of the terms of compensation of our non-employee directors;	☐	☐	☐
3. To approve a modification to the bonus plan of our President and Chief Executive Officer;	☐	☐	☐

3a. Please confirm that you ARE NOT a "controlling shareholder" and DO NOT have a "personal interest" in Proposal 3 by checking the "YES" box. If you cannot confirm the same, check the "NO" box. As described under the heading "Required Vote" in Item 3 of the Proxy Statement, "personal interest" generally means that you have a personal benefit in the matter which is not solely as result of your shareholdings in the Company. THIS ITEM MUST BE COMPLETED. See also Important Instruction below.

☐ YES – I am not a "controlling shareholder" and do not have a "personal interest".

☐ NO – I am a "controlling shareholder" or do have a "personal interest".

	For	Against	Abstain
4. To approve the reappointment of Somekh Chaikin, a member of KPMG Inter national, as our independent auditors, and to authorize our Board of Directors to delegate to the audit committee the authority to fix the said independent auditors' remuneration in accordance with the volume and nature of their services.	☐	☐	☐

IMPORTANT INSTRUCTION (PERSONAL INTEREST): If you do not mark the box in Item 3A, your vote will not be counted towards Item 3. If you are unable to make the aforesaid confirmations for any reason or have questions about whether you have a personal interest, please contact the Company's General Counsel and Company Secretary at telephone number: +972-4-6177203; fax number: +972-4-6275598; or email Enoa@itmar-medical.com or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the Company's General Counsel and Company Secretary on your behalf.

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here ____________ Please Date Above ____________

Please Sign Here ____________ Please Date Above ____________

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual General Meeting of Shareholders of Itamar Medical Ltd. to be Held on August 19, 2020 for Holders as of July 20, 2020

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. E.S.T. on August 14, 2020

For additional information, please visit:
itamar-medical.com

PROXY TABULATOR FOR

ITAMAR MEDICAL
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Copyright © 2020 Mediant Communications Inc. All Rights Reserved

Itamar Medical Ltd. Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m. E.S.T. on August 14, 2020) The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of Itamar Medical Ltd., registered in the name of the undersigned on the books of the Depositary as of the close of business o July 20, 2020, at the Annual General Meeting of Shareholders of Itamar Medical Ltd., to be held on August 19, 2020 at 3:00 p.m. (Israel time), at the offices of the Company, 9 Halamish Street, Caesarea 3088900, Israel, and at any adjournment or postponement thereof, in respect to the resolutions specified on the reverse side. THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” FOR PROPOSALS 1-4 NOTE: 1 Please direct the Depositary how it is to vote by placing an “X” in the appropriate box opposite each agenda item. 2. Please sign exactly as your name or names appear on this proxy. When signing as executor, administrator, attorney, trustee, or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please signed in partnership name by authorized person. (Continued and to be marked, dated and signed, on the reverse side) PROXY TABULATOR FOR ITAMAR MEDICAL P.O. Box 8016 CARY, NC 27512-9903